SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  21 June 2004


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 21 June 2004 re: Trading Statement




103/04
                                                                   21 June 2004

LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the half-year ending 30 June 2004. This announcement details the information that will be provided at those meetings.

Good progress continues to be made in repositioning the Group for growth and Lloyds TSB expects to deliver a satisfactory trading performance for the half-year.

The Group has continued to deliver good levels of balance sheet growth. At 31 March 2004 total Group loans and advances to customers were GBP137.8 billion, an increase of 9 per cent, on a continuing businesses basis, over the last 12 months. On the same basis, customer deposits increased by 3 per cent to GBP116.7 billion. The Group net interest margin for the first three months of 2004 was
2.97 per cent compared with a Group net interest margin, on a continuing operations basis, of 2.92 per cent in the first half of 2003, and 3.03 per cent in the second half of 2003. Total Group risk-weighted assets at 31 March 2004 were GBP119.3 billion, an increase of 1 per cent during the quarter, as growth in customer loans and advances, particularly in mortgages, was partly offset by a reduction in debt securities.

                                                                        .../more


LLOYDS TSB - TRADING UPDATE .../2

Retail Banking and Mortgages has continued to make progress in profitable franchise development, notwithstanding some slowdown in the demand for consumer credit. The retail bank has continued to maintain and grow market share in its core markets, particularly in mortgage and credit card lending, albeit with some expected margin erosion. Mortgage balances outstanding at 31 March 2004 totalled GBP73.4 billion, an increase of 13 per cent over the last 12 months. Net new mortgage lending in the first quarter of 2004 was GBP2.6 billion, compared with GBP2.2 billion in the first quarter of 2003. Personal loan and credit card lending increased by 12 per cent compared to the first quarter of 2003, excluding the impact of the Goldfish acquisition, and by 3 per cent since 31 December 2003. Balances on current accounts and savings and investment accounts grew by 9 per cent compared to the first quarter of 2003.

Scottish Widows has continued to change its product mix to focus on more profitable and capital efficient products. Overall weighted sales of life and pension products in the first quarter of 2004, at GBP136.5 million, were broadly in line with the first quarter of 2003. Unit trust sales fell to GBP21.9 million, compared to GBP33.5 million in the first quarter of 2003, as the market for regular premium equity based savings products continues to be subdued. Scottish Widows is strongly capitalised and remains on track to pay a 2004 dividend to Lloyds TSB.

In Wholesale Banking very good progress continues to be made in developing the overall franchise by extending and deepening relationships with our existing corporate customers. As a result, all businesses within the division have performed well and we have achieved a good increase in new business volumes. Overall balance sheet efficiency continues to improve with a 6 per cent reduction in fine margin debt securities during the first quarter of 2004 whilst risk-weighted assets were broadly unchanged.

Total Group asset quality remains satisfactory, with no material increase in the level of non-performing lending. The annualised charge for bad and doubtful debts in the first quarter of 2004, as a percentage of average lending, was broadly similar to the 0.66 per cent reported for the full year 2003.

                                                                        .../more


LLOYDS TSB - TRADING UPDATE .../3

In the first five months of 2004 there was a negative investment variance totalling GBP97 million, largely as a result of lower gilt values and the slight fall in the FTSE All Share Index during the period.

Eric Daniels, Group Chief Executive, said "We are continuing to make good progress in our key priority to reposition the Group for sustainable growth and we remain well positioned to deliver our planned improved performance in the second half of 2004 and beyond".

The Group's results for the half-year ending 30 June 2004 will be announced on 30 July 2004. No changes in accounting policies are expected in the first half of 2004. The attached appendix provides detailed half-year comparative figures for 2003 which reflect changes in the Group's segmental analysis to reflect the introduction, in 2004, of the management of the Group's distribution channels as profit centres, and other changes in internal pricing arrangements.


For further information:-

Investor Relations
Michael Oliver                                           +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                               +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk

Media
Terrence Collis                                          +44 (0) 20 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                               +44 (0) 20 7626 1500
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk


                                                                        .../more


LLOYDS TSB - TRADING UPDATE .../4


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


                                                                        .../more


LLOYDS TSB - TRADING UPDATE .../5

LLOYDS TSB GROUP

                                                SEGMENTAL ANALYSIS


  Half-year ended          UK Retail                   Wholesale
   30 June 2003             Banking    Insurance             and     Central
                                and          and   International       group     Continuing   Discontinued
                          Mortgages  Investments         Banking       items     operations     operations       Total
                               GBPm         GBPm            GBPm        GBPm           GBPm           GBPm        GBPm

Net interest income           1,515           39             898        (167)         2,285            286       2,571
Other finance income              -            -               -          17             17              -          17
Other operating income          741          447             750         288          2,226             89       2,315
Total income                  2,256          486           1,648         138          4,528            375       4,903
Operating expenses            1,354          133             991           6          2,484            143       2,627
Trading surplus                 902          353             657         132          2,044            232       2,276
General insurance claims          -          108               -           -            108              -         108
Bad debt provisions             298            -             145         (13)           430             40         470
Amounts written off fixed
asset investments                 -            -              24           -             24              -          24
Income from joint ventures      (11)           -               -           -            (11)             -         (11)
Profit before tax*              593          245             488         145          1,471            192       1,663
Investment variance               -           42               -           -             42              -          42
Changes in economic               -           (8)              -           -             (8)             -          (8)
assumptions
Loss on sale of business          -            -               -           -              -            (15)        (15)
Profit before tax               593          279             488         145          1,505            177       1,682



 Half-year ended          UK Retail                    Wholesale
 31 December 2003           Banking    Insurance             and     Central
                                and          and   International       group     Continuing   Discontinued
                          Mortgages  Investments         Banking       items     operations     operations       Total
                               GBPm         GBPm            GBPm        GBPm           GBPm           GBPm        GBPm


Net interest income           1,622           42             977        (182)         2,459            225       2,684
Other finance income              -            -               -          17             17              -          17
Other operating income          792          534             811          11          2,148             53       2,201
Total income                  2,414          576           1,788        (154)         4,624            278       4,902
Operating expenses            1,229          128           1,057           3          2,417            129       2,546
Trading surplus               1,185          448             731        (157)         2,207            149       2,356
General insurance claims          -          128               -           -            128              -         128
Bad debt provisions             296            -             161           -            457             23         480
Amounts written off fixed
asset investments                 -            -              20           -             20              -          20
Income from joint ventures      (11)           -               -           -            (11)             -         (11)
Profit before tax*              878          320             550        (157)         1,591            126       1,717
Investment variance               -           83               -           -             83              -          83
Changes in economic               -          (14)              -           -            (14)             -         (14)
assumptions
Profit on sale of businesses      -            -               -           -              -            880         880
Profit before tax               878          389             550        (157)         1,660          1,006       2,666



* excluding investment variance, changes in economic assumptions and profit
  (loss) on sale of businesses






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations



Date: 21 June 2004